Exhibit 99.1

Zhaopin Announces New Director Appointment and Formation of Independent Special Committee

Feb 1, 2016

BEIJING, Feb. 1, 2016 /PRNewswire/ -- Zhaopin Limited (NYSE: ZPIN) ("Zhaopin" or the "Company"), a leading career platform in China focusing on connecting users with relevant job opportunities throughout their career lifecycle, today announced that it has appointed Mr. Peter Andrew Schloss as a new member to its board of directors (the "Board").  In addition, the Board has formed a special committee to consider the non-binding "going private" proposal that the Board received on January 19, 2016.

New Director Appointment

The Company appointed Mr. Peter Andrew Schloss as a director.  The Board reviewed the independence of Mr. Schloss and determined that Mr. Schloss satisfied the independence requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and the "independence" standards under Rule 10A-3 under the Securities Exchange Act of 1934.

Mr. Peter Andrew Schloss, 55, is managing partner and CEO of CastleHill Partners, a Beijing-based merchant bank focusing on media, sports and consumer industries. Previously, Mr. Schloss was a partner at Phoenix Media Fund L.P., a private equity fund investing in media and culture-related companies in China from 2012 to 2015. Since 2012, Mr. Schloss is an independent director and audit committee chairman of YY Inc. (Nasdaq: YY). From 2007 to 2014, Mr. Schloss was an independent director and audit committee chairman of Giant Interactive Group Inc. (NYSE: GA). From 2008 to 2012, Mr. Schloss served as the chief executive officer of Allied Pacific Sports Network Limited, a leading internet and mobile provider of live streamed and on-demand sports in Asia. Prior to Allied Pacific Sports Network Limited, Mr. Schloss worked at TOM Online Inc. (Nasdaq: TOMO), serving as chief financial officer from 2003 to 2005, as an executive director from 2004 to 2007 and as the chief legal officer from 2005 to 2007. Mr. Schloss received a bachelor's degree in political science and a juris doctor degree from Tulane University.

The Company's CEO and director Evan Guo said, "We're delighted to welcome Peter to our board.  His extensive experience in online businesses and transactions in China is an excellent addition and we look forward to his contribution."

Formation of Special Committee

The Board has formed a special committee consisting of two independent and disinterested directors, Mr. Alex Chit Ho and newly-appointed director Mr. Peter Andrew Schloss, to consider the previously announced preliminary non-binding "going private" proposal that the Board received on January 19, 2016.  Mr. Schloss will chair the special committee. The special committee intends to retain independent legal and financial advisors to assist it in its work.

The Board cautions the Company's shareholders and others considering trading in its securities that the Board just received the aforementioned preliminary non-binding proposal letter and no decisions have been made with respect to the Company's response to the proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.  The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About Zhaopin Limited

Zhaopin is a leading career platform in China, focusing on connecting users with relevant job opportunities throughout their career lifecycle. The Company's zhaopin.com website is the most popular career platform in China as measured by average daily unique visitors in each of the 12 months ended September 30, 2015, number of registered users as of September 30, 2015 and number of unique customers for the three months ended September 30, 2015. The Company's over 104.8 million registered users include diverse and educated job seekers who are at various stages of their careers and are in demand by employers as a result of the general shortage of skilled and educated workers in China. In the fiscal year ended June 30, 2015, approximately 25.6 million job postings[1] were placed on Zhaopin's platform by 418,423 unique customers including multinational corporations, small and medium-sized enterprises and state-owned entities. The quality and quantity of Zhaopin's users and the resumes in the Company's database attract an increasing number of customers. This in turn leads to more users turning to Zhaopin as their primary recruitment and career- related services provider, creating strong network effects and significant entry barriers for potential competitors. For more information, please visit http://www.zhaopin.com.

[1] Zhaopin calculates the number of job postings by counting the number of newly placed job postings during each respective period. Job postings that were placed prior to a specified period - even if available during such period - are not counted as job postings for such period. Any particular job posting placed on the Company's website may include more than one job opening or position.

Safe Harbor Statements

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Zhaopin may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Zhaopin's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Zhaopin's goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its user and customer base for its online career platform; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; its ability to maintain the network infrastructure necessary to operate its website and mobile applications; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect its users' information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Zhaopin does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

Zhaopin Limited
Ms. Daisy Wang
Investor Relations Manager
E-mail: ir@zhaopin.com.cn

Christensen

In China
Mr. Christian Arnell
Phone: +86-10- 5900-1548
E-mail: carnell@christensenir.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
E-mail: lbergkamp@ChristensenIR.com

SOURCE Zhaopin Limited